UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Fate Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

31189P102
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31189P102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Redmile Group, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,435,894(1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,435,894(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,435,894(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

(1) Redmile Group, LLC's beneficial ownership includes 1,419,058 shares of common stock and 14,097,745 shares of common stock issuable upon conversion of Class A Convertible Preferred Stock.  The terms of the Class A Convertible Preferred Stock provide that the holder is limited in the number of shares it may convert into such that it will not own in excess of 9.99% of the then outstanding shares of common stock.

CUSIP No.	31189P102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Redmile Capital Offshore Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,064,720(2)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,064,720(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,064,720(2)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.81%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(2) Redmile Capital Offshore Fund, Ltd.'s beneficial ownership includes 550,410 shares of common stock and 1,514,310 shares of common stock issuable upon conversion of Class A Convertible Preferred Stock.  The terms of the Class A Convertible Preferred Stock provide that the holder is limited in the number of shares it may convert into such that it will not own in excess of 9.99% of the then outstanding shares of common stock.

CUSIP No.	31189P102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Redmile Capital Offshore Fund II, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,593,392(3)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,593,392(3)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,593,392(3)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(3) Redmile Capital Offshore Fund II, Ltd.'s beneficial ownership includes 0 shares of common stock and 8,560,550 shares of common stock issuable upon conversion of Class A Convertible Preferred Stock.  The terms of the Class A Convertible Preferred Stock provide that the holder is limited in the number of shares it may convert into such that it will not own in excess of 9.99% of the then outstanding shares of common stock.

CUSIP No.	31189P102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeremy C. Green

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,435,894(4)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,435,894(4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,435,894(4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

(4) Jeremy C Green's beneficial ownership includes 1,419,058 shares of common stock and 14,097,745 shares of common stock issuable upon conversion of Class A Convertible Preferred Stock.  The terms of the Class A Convertible Preferred Stock provide that the holder is limited in the number of shares it may convert into such that it will not own in excess of 9.99% of the then outstanding shares of common stock.

CUSIP No.	31189P102

Item 1.	(a).	Name of Issuer:

Fate Therapeutics, Inc.

	(b).	Address of issuer's principal executive offices:

3535 General Atomics Court, Suite 200 San Diego, California 92121

Item 2.	(a).	Name of person filing:

Redmile Group, LLC Redmile Capital Offshore Fund, Ltd. Redmile Capital Offshore Fund II, Ltd. Jeremy C. Green

(b).	Address or principal business office or, if none, residence:

Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129
United States of America

Redmile Capital Offshore Fund, Ltd.
c/o Estera Trust (Cayman) Limited
Clifton House
75 Fort Street
P.O. Box 1350
Grand Cayman KY1-1108
Cayman Islands

Redmile Capital Offshore Fund II, Ltd.
c/o Estera Trust (Cayman) Limited
Clifton House
75 Fort Street
P.O. Box 1350
Grand Cayman KY1-1108
Cayman Islands

Jeremy C. Green
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129
United States of America

(c).	Citizenship:

Redmile Group, LLC – Delaware Redmile Capital Offshore Fund, Ltd. – Cayman Islands Redmile Capital Offshore Fund II, Ltd. – Cayman Islands Jeremy C. Green – United States of America

(d).	Title of class of securities:

Common Stock, par value $0.001 per share

(e).	CUSIP No.:

31189P102

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Redmile Group, LLC – 4,435,894 Redmile Capital Offshore Fund, Ltd. – 2,064,720 Redmile Capital Offshore Fund II, Ltd. – 4,593,392 Jeremy C. Green – 4,435,894

(b)	Percent of class:

Redmile Group, LLC – 9.99% Redmile Capital Offshore Fund, Ltd. – 4.81% Redmile Capital Offshore Fund II, Ltd. – 9.99% Jeremy C. Green – 9.99%

(c)	Number of shares as to which Redmile Group, LLC has:

	(i)	Sole power to vote or to direct the vote	0	,

	(ii)	Shared power to vote or to direct the vote	4,435,894	,

	(iii)	Sole power to dispose or to direct the disposition of	0	,

	(iv)	Shared power to dispose or to direct the disposition of	4,435,894	.

Number of shares to which Redmile Capital Offshore Fund, Ltd. has :

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	2,064,720	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	2,064,720	.

Number of shares to which Redmile Capital Offshore Fund II, Ltd. has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	4,593,392	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	4,593,392	.

Number of shares to which Jeremy C. Green has :

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	4,435,894	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	4,435,894	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

As of December 31, 2016, Redmile Capital Offshore Fund, Ltd. is no longer the beneficial owner of more than five percent of the Issuer's common stock.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit B attached hereto.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017
(Date)

Redmile Group, LLC

By:	/s/ Jeremy C. Green
Jeremy C. Green, Managing Member

Redmile Capital Offshore Fund, Ltd.

By:	/s/ Jeremy C. Green
Jeremy C. Green, Authorized Person

Redmile Capital Offshore Fund II, Ltd.

By:	/s/ Jeremy C. Green
Jeremy C. Green, Authorized Person

Jeremy C. Green

/s/ Jeremy C. Green

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing to Schedule 13G, amendment number two for the Common Stock, par value $0.001 per share of Fate Therapeutics, Inc.

February 14, 2017
(Date)

Redmile Group, LLC

By:	/s/ Jeremy C. Green
Jeremy C. Green, Managing Member

Redmile Capital Offshore Fund, Ltd.

By:	/s/ Jeremy C. Green
Jeremy C. Green, Authorized Person

Redmile Capital Offshore Fund II, Ltd.

By:	/s/ Jeremy C. Green
Jeremy C. Green, Authorized Person

Jeremy C. Green

/s/ Jeremy C. Green

Exhibit B

Redmile Group, LLC, Redmile Capital Offshore Fund, Ltd. and Redmile Capital Offshore Fund II, Ltd. are the relevant entities for which Jeremy C. Green may be considered a control person.

SK 25839 0001 7413482